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                              September 2, 2021

       Richard Davis
       Chief Executive Officer
       Endurance Acquisition Corp.
       630 Fifth Avenue, 20th Floor
       New York, NY 10111

                                                        Re: Endurance
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 27,
2021
                                                            File No. 333-259098

       Dear Mr. Davis:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 26, 2021

       Summary Financial Data, page 39

   1.                                                   Please revise the
introductory disclosure to clarify that the    As Adjusted    presentation
                                                        gives effect to the
sale of the offering units and the private placement
                                                        warrants, assuming the
over-allotment option is not exercised, and the application of the estimated net proceeds
derived from the sale of such securities.
       Financial Statements
       Note 2. Significant Accounting Policies and Basis of Presentation, page
F-9

   2. Your revised disclosure regarding deferred offering costs describes the allocation of offering proceeds from
the Units, but not the offering costs. Please revise to disclose how direct offering costs
are allocated and the accounting treatment of offering costs allocated
 Richard Davis
Endurance Acquisition Corp.
September 2, 2021
Page 2
      to the warrant liabilities and Class A ordinary shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Senior Staff Accountant at (202) 551- 3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Law
Clerk, at (202) 215-1319 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.



                                                                Sincerely,
FirstName LastNameRichard Davis
                                                                Division of
Corporation Finance
Comapany NameEndurance Acquisition Corp.
                                                                Office of
Technology
September 2, 2021 Page 2
cc:       Larry P. Medvinsky
FirstName LastName